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05041357

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patrick, Lawrence & Associates, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___220 White Plains Road___
                    (No. and Street)

___Tarrytown___   ___NY___   ___10591___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Kevin Waterhouse___   ___914- 332-7222 X 101___
                                 (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Radin, Glass & Co., LLP___
        (Name – if individual, state last, first, middle name)

___360 Lexington Ave___   ___New York___   ___NY___   ___10017___
    (Address)   (City)   (State)   (Zip Code)

RECEIVED
Mar 1 6 2005
185

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Kevin Waterhouse_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Patrick, Lawrence & Associates, Inc._ , as of _December 31_ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MICHAEL W. WHITE
Notary Public - State of New York
No. 01WH6052804
Qualified in Westchester County
My Commission Expires Dec. 26, 2006

_____
Signature

_____
Vice President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Patrick, Lawrence & Associates, Inc.

Contents



Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

REPORT OF INDEPENDENT AUDITORS

January 20, 2005

The Board of Directors and Stockholders
Patrick, Lawrence & Associates, Inc.
220 White Plains Road
Tarrytown, NY 10591

We have audited the accompanying statement of financial condition of Patrick, Lawrence & Associates, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flow for the year then ended and that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patrick, Lawrence & Associates, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Patrick, Lawrence & Associates, Inc.
Statement of Financial Condition
December 31, 2004

ASSETS

ASSETS

Cash	$	49,242
Clearing deposit		50,145
Secured demand notes, shareholders		1,250,000
Other receivables		25,002
TOTAL ASSETS	$	1,374,389

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued liabilities	$	18,378
Subordinated liabilities		1,250,000
TOTAL LIABILITIES		1,268,378

STOCKHOLDERS' EQUITY

Common stock, $0.001 par value, 1,000 shares authorized,		
50 shares issued and outstanding		1
Additional paid-in capital		249,999
Accumulated deficit		(143,989)
TOTAL STOCKHOLDERS' EQUITY		106,011
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,374,389

See notes to financial statements.

Patrick, Lawrence & Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2004

INTEREST INCOME	$	484
EXPENSES		
Printing, delivery and supplies		6,639
Other operating expenses		19,616
Professional fees		10,000
TOTAL EXPENSES		36,255
NET LOSS	$	(35,771)

Patrick, Lawrence & Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

| | Common Stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2004	50	$ 1	$ 249,999	$ (108,218)	$ 141,782
Net loss				(35,771)	(35,771)
Balance, December 31, 2004	50	$ 1	$ 249,999	$ (143,989)	$ 106,011

See notes to financial statements.

4

Cash Flows from Operating Activities:		
Net loss	$	(35,771)
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in operating assets and liabilities:		
Clearing deposit		(135)
Other receivables		(25,002)
Accrued liabilities		18,368
Net Decrease in Cash		(42,540)
Cash, Beginning		91,782
Cash, Ending	$	49,242
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Taxes	$	100

1. Business and Summary of Significant Accounting Policies

Description of Business:

Patrick, Lawrence and Associates, Inc. (the "Company") is an "S" corporation organized under the laws of New York. The Company's principal place of business is White Plains, New York and it is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed for the purpose of operating as a broker dealer and/or as an investment advisor.

Revenue Recognition:

Revenues are recorded when the service is provided.

Income Taxes:

The Company has elected S status for Federal and New York State purposes. Accordingly, the shareholders will be responsible for those income taxes. The Company is subject to the New York State minimum tax. Temporary differences are immaterial.

Management's Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amounts reported in the statement of financial condition for assets and liabilities approximate fair value based on the short-term maturity of these instruments.

Clearing Deposit:

The Company maintains a minimum balance of $50,000 with its clearing agent.

2. Secured Demand Notes/Subordinated Liabilities

Subordinated liabilities were contributed to the Company by the shareholders pursuant to secured demand note collateral agreements. These agreements are scheduled to mature on July 31, 2006, bear no interest and are included in meeting the Company's net capital requirements (see Note 3). Under certain conditions, the liabilities may not be discharged at their scheduled maturity date.

The related secured demand notes are adequately by shares of Toronto-Dominion Bank stock. The aggregate value of the securities collateral at December 31, 2004 was $4,168,000.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $1,331,009, which was $1,081,009 above its required net capital of $250,000.

4. Clearing Broker Indemnification

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company may enter into security sales transactions as principal. The Company also may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to monitor its market exposure and counter-party risk.

7. Related Party Transactions

The Company has an arrangement with a related party to use its office space, all necessary office equipment, furniture and supplies for a nominal fee while the Company occupies that office space. As of December 31, 2004, this has been properly accrued for.

Patrick, Lawrence & Associates, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Total stockholders' equity from statement of financial condition	$	106,011
Other credits:		
Subordinated liabilities		1,250,000
Deduction and/or charges:		
Total non-allowable assets		(25,002)
Net capital before haircuts		1,331,009
Haircuts on securities:		
Trading and investment securities:		-
Net capital	$	1,331,009
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $18,378, pursuant to Rule 15c3-1	$	1,225
Minimum dollar net capital requirement of reporting broker/dealer	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	1,081,009
Items included in aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	18,378
Total aggregate indebtedness	$	18,378
Ratio: aggregate indebtedness to net capital		0.0138

Patrick, Lawrence & Associates, Inc.

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2004

Reconciliation of the computation of net capital pursuant to Rule 15c3-1
  with the corresponding computation contained in the unaudited Part II filing
  of Form X-17A-5

    No material differences.

Patrick, Lawrence & Associates, Inc.

**Information Relating to the Possession
or Control Requirements Under Rule 15c3-3**

December 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

PATRICK, LAWRENCE & ASSOCIATES, INC.

SUPPLEMENTAL REPORT OF
CERTIFIED PUBLIC ACCOUNTANTS



Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

January 20, 2005

Board of Directors
Patrick, Lawrence & Associates, Inc.
Tarrytown, New York

In planning and performing our audit of the financial statements and supplemental schedules of Patrick, Lawrence & Associates, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively

low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to by material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants